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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2

 (Amendment No. ______)*

YRC Worldwide Inc.
(Name of Issuer)

Common Stock, $0.01
(Title of Class of Securities)

984249300
(CUSIP Number)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249300	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 421,238,033.58†
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 421,238,033.58†
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,238,033.58†
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.30%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
† Includes 271,747,013.28 shares of Common Stock issuable upon conversion of $11,706,625 of principal amount of the 10% Series B Convertible Senior Secured Notes due 2015 (“Series B Notes”)

CUSIP No. 984249300	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 421,238,033.58†
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 421,238,033.58†
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,238,033.58†
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.30%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO
† Includes 271,747,013.28 shares of Common Stock issuable upon conversion of $11,706,625 of principal amount of the Series B Notes.

Item 1(a).	Name of Issuer:

YRC Worldwide Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

 10990 Roe Avenue, Overland Park, KS 66211

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, The Royal Bank of Scotland Plc. (“RBS”), a public limited company incorporated and registered in the United Kingdom and registered in Scotland.  RBSG is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended.  All of the shares of RBS are owned by RBSG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered office of RBSG is located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

The registered office of RBS is located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

Item 2(c).	Citizenship:

RBSG and RBS are organized in the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

984249300

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________.

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:  As of the date hereof, RBS is the record owner of 421,238,033.58 shares of the Issuer (the “Record Shares”), including 271,747,013.28 shares of Common Stock issuable upon conversion of $11,706,625 of principal amount the Series B Notes and reflected on an as-converted basis.  As RBSG owns 100% of the shares of RBS, RBSG may be deemed to own, beneficially, the Record Shares.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 1,910,884,994 shares of Common Stock reported to be outstanding as of September 19, 2011, as reported by the Issuer in its Form S-1 (file number 333-176971) filed with the Securities and Exchange Commission on September 23, 2011.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(K).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2011

THE ROYAL BANK OF SCOTLAND GROUP Plc and THE ROYAL BANK OF SCOTLAND Plc

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement containing the information required by Schedule 13G is filed on behalf of each of the undersigned with respect to the ownership of shares of YRC Worldwide Inc.

EXECUTED as a sealed instrument this 19th day of October 2011.

THE ROYAL BANK OF SCOTLAND GROUP Plc and THE ROYAL BANK OF SCOTLAND Plc

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit

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